EXHIBIT 99.25

Material Change Report, dated January 26, 2005, regarding the appointment of Dr. Eve Slater to the Board of Directors and the start of patient enrollment into Phase III clinical program for AMD3100

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

January 17, 2005 and January 25, 2005

Item 3.

News Release

The press releases were issued at Langley, B.C. on January 20, 2005 and January 25, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on January 20, 2005 the appointment of Eve E. Slater, M.D. to the Board of Directors.

AnorMED announced on January 25, 2005 the start of patient enrollment into its Phase III clinical program for AMD3100, a stem cell mobilizer and potential new agent in stem cell transplantation for cancer patients.

Item 5.

Full Description of Material Change

Appointment of New Director

AnorMED announced on January 20, 2005 that Eve E. Slater, M.D. has been appointed to AnorMED’s Board of Directors. Dr. Slater is board certified in both internal medicine and cardiology and has extensive experience in the pharmaceutical industry, including 19 years in Senior Management at Merck Research Laboratories (‘Merck”). Most recently, she was Assistant Secretary for Health (ASH) of the US Department of Health and Human Services, where she served as the Chief Health Policy Advisor to Secretary Tommy Thompson.

Dr. Slater has a broad background in drug development with Merck. As Senior Vice President, Clinical and Regulatory Development of Merck, she supervised worldwide regulatory activities for Merck medicines and vaccines including responsibility for numerous NDA submissions. Drugs approved during her tenure included major medicines to treat cardiovascular disease, hypertension, osteoporosis, asthma, arthritis, prostate disease, and vaccines for chicken pox and influenza. During her tenure at Merck she was responsible for the rapid approval of Crixivan to treat HIV infection.

Dr. Slater has also served on several committees focused on HIV. She was a member of the US Keystone National Policy Dialogue on HIV, a founding member of the Collaborative Forum for HIV Research, and was named to the NIH Office of AIDS Research Advisory Council. Dr. Slater is a Phi Beta Kappa graduate of Vassar College and an Alpha Omega Alpha graduate of Columbia University’s College of Physicians and Surgeons.

Commencement of Patient Enrollment in Phase III Clinical Program

AnorMED announced on January 25, 2005 the start of patient enrollment into its Phase III clinical program for AMD3100, a stem cell mobilizer and potential new agent in stem cell transplantation for cancer patients. The two Phase III trials will evaluate AMD3100 in a standard stem cell mobilization regimen in non-Hodgkin’s lymphoma (NHL) and multiple myeloma (MM) patients undergoing stem cell transplantation.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as NHL and MM. The strongest predictor of success in transplantation, measured by the rapid and durable restoration of a patient’s immune system, is the number of stem cells available for transplantation. Clinical data to date in these cancer patients shows AMD3100 has the potential to increase the number of stem cells available for transplantation.

On December 2, 2004 AnorMED reached an agreement, by a Special Protocol Assessment (SPA), with the FDA on the Phase III clinical trial design and endpoints. An SPA is a binding agreement between the FDA and the sponsor of a clinical trial stating that the study design meets the scientific and regulatory requirements of the FDA to support a New Drug Application (NDA).

The two Phase III trials will enroll 600 patients. One study will enroll 300 NHL patients and the other study will enroll 300 MM patients. Both studies are randomized, double-blind, comparative, placebo-controlled trials of AMD3100 plus G-CSF versus placebo plus G-CSF.  The studies will be conducted at multiple centers in the United States.

Both studies are designed to evaluate the ability of AMD3100 in combination with G-CSF, to provide a rapid increase in the number of peripheral blood stem cells capable of engraftment, to increase the proportion of patients reaching a peripheral blood stem cell target, and to reduce the number of apheresis sessions required for patients to collect a target number of peripheral blood stem cells.  The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ cells/kg patient body weight in two or less days of apheresis.

The study endpoints and statistical analysis for the Phase III program are based on results from AnorMED’s phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone. Based on this data, each Phase III study is powered to show a minimum of a 20 percentage point difference between the study arms. The Company hopes to complete patient enrollment and three month follow up in 2006.  Additional guidance regarding the timing for filing a New Drug Application will be provided in 2005.

AMD3100 is a novel drug candidate, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating (peripheral) blood. Data from over 250 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using G-CSF. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization. AMD3100, in combination with G-CSF, has shown potential to help more patients have successful transplants.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

January 26, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory